SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of May 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F   X


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure: Press Release dated May 31, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statements on Form S-8, Reg. Nos. 333-9106 and 333-13350.

          PRESS RELEASE                             FOR IMMEDIATE PUBLICATION

              CGI acquires California-based CyberBranch Corporation


Palo Alto, California, May 31, 2001 - CGI Group Inc. (NYSE: GIB, TSE:GIB.A) and CyberBranch Corporation announced today that they have signed an agreement whereby CGI has acquired CyberBranch, a subsidiary of Stanford Federal Credit Union of Palo Alto California. CyberBranch is an Internet and Intranet provider of leading edge technology to credit unions across North America.

CyberBranch brings CGI a suite of leading edge Web-based technology solutions, backed by a highly skilled team of professionals with the know-how and expertise to develop and operate these solutions for credit unions. Of particular interest is the Loan Navigator solution that provides instant decisioning for all types of Internet loan applications in under a minute. CyberBranch Corporation has been acquired for a cash consideration of approximately US$ 1 million (CDN$1.5 million) plus future royalty considerations.

Through this acquisition, CGI will expand its Web-enabled solutions and build upon its Web-enabled delivery channel capabilities. The CyberBranch expertise and solution set, including a Web-enabled core banking front end, various Web-enabled credit union member access components, and its expertise at delivering Web solutions in an ASP mode, accelerates CGI's implementation of this strategy.

Warren Marshall, CyberBranch's president and CEO, added: "We are extremely pleased about joining CGI. Our current clients and technology partners investment in CyberBranch e-commerce solutions is preserved now and for the future. CGI's established distribution network, combined with our leading edge technologies and expertise, will allow us to significantly increase our critical mass in a rapidly consolidating North American market place. Leveraging both companies' solutions and skill sets will allow us to present a compelling offering to our credit union clients all across Canada and the U.S."

John R. Davis, president and CEO of Stanford Federal Credit Union said: "The acquisition by CGI offers the Credit Union an ability to continue to work as a technology partner with CyberBranch, while participating in the future success of the company as it sells into an expanded, international market place."



                                                                        .../2

Press release - page 2


"We are delighted to welcome the 21 professionals of CyberBranch to CGI," said Gilles Godbout, senior vice-president of Credit Union Solutions and Services, CGI. "With operations in the Silicon Valley and some 170 clients in the credit union sector, CyberBranch enhances our already established presence in the US credit union market. It also brings highly valuable IT solutions, and its skilled staff will contribute to our leading edge expertise in meeting the needs of financial services clients."

CGI provides core banking solutions to more than 350 North American credit unions and supports approximately 2,500 ATMs, and processes more than 300 million payment transactions annually.

About CyberBranch
CyberBranch was incorporated on April 1, 1997 as a subsidiary of the Stanford Federal Credit Union of Palo Alto California. Cyberbranch, through its affiliation with, and the research efforts of the Credit Union, have been leaders in the development of Internet delivery technologies for the Credit Union Marketplace. www.cyberbranch.com

About CGI
Founded in 1976, CGI is the fifth largest independent information technology services firm in North America, based on its headcount of more than 10,000 professionals. CGI's order backlog totals approximately US$5.3 billion (CDN$8.2 billion) and its revenue run-rate is close to US$1 billion (CDN$1.5 billion). CGI provides end-to-end IT services and business solutions to 2,500 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions; and other risks identified in Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s annual report or Form 40F filed with the U.S. Securities & Exchange Commission and the Company's Annual Information Form filed with Canadian securities commissions. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


For more information:
Investor inquiries                                   Media inquiries
Ronald White                                         Eileen Murphy
Director, investor relations                         Director, media relations
(514) 841-3230                                       (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CGI GROUP INC.
                                       (Registrant)


Date May 31, 2001                     By /s/ Paule Dore
                                             Name: Paule Dore
                                             Title: Executive Vice President
                                                    and Chief Corporate Officer
                                                    and Secretary